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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                             ---------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)
                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(D) (L) OR 13(E) (L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               (AMENDMENT NO. 1)

                       CORRECTIONS CORPORATION OF AMERICA
                       (Name of Subject Company (Issuer))
                       CORRECTIONS CORPORATION OF AMERICA
                       (Names of Filing Person (Offeror))

                SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                          22025Y 30 8 AND 74264N 30 3
                     (CUSIP Number of Class of Securities)

                                JOHN D. FERGUSON
                            CHIEF EXECUTIVE OFFICER
                       CORRECTIONS CORPORATION OF AMERICA
                           10 BURTON HILLS BOULEVARD
                              NASHVILLE, TN 37215
                                 (615) 263-3000

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                            F. MITCHELL WALKER, JR.
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200

                           CALCULATION OF FILING FEE

TRANSACTION
 VALUATION*   AMOUNT OF FILING FEE**
-----------   ----------------------
$109,328,622          $8,845

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $26.00 (the per share tender offer price) by 4,204,947, the number of shares of Correction Corporation of America's Series B Cumulative Convertible Preferred Stock sought in the Offer.

** Previously paid.

 [ ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:  N/A                                        Filing Party: N/A
   Form or Registration No.: N/A                                       Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Corrections Corporation of America, a Maryland corporation ("CCA"), to purchase for cash up to 4,204,947 shares of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended by adding Exhibits (a)(1)(F) and (a)(1)(G) filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CORRECTIONS CORPORATION OF AMERICA

                                        By:      /s/ DAVID M. GARFINKLE
                                           -------------------------------------
                                               Name: David M. Garfinkle
                                               Title:  Vice President, Finance

Dated: April 2, 2003

                                 EXHIBIT INDEX

 EXHIBIT NO.                           DESCRIPTION
 -----------                           -----------
(a)(1)(A)      Offer to Purchase, dated April 2, 2003.*
(a)(1)(B)      Letter of Transmittal.*
(a)(1)(C)      Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)      Form of Letter from Lehman Brothers Inc. to Brokers,
               Dealers, Commercial Banks, Trust Companies and Other
               Nominees.*
(a)(1)(E)      Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.*
(a)(1)(F)      Press Release, dated April 2, 2003.**
(a)(1)(G)      Press Release, dated April 2, 2003.**
(a)(5)         Summary Advertisement.*

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 * Previously filed

** Filed herewith